UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-175941

(Check one)

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: July 31, 2018

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant: mCig, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 4720 Salisbury Road,

City, State and Zip Code: Jacksonville, FL 32256

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Registrant has been unable to complete its Form 10-Q for the quarter ended July 31, 2018, within the prescribed time because of delays in completing the review by its auditors. The preparation of its financial statements and its management discussion and analysis must be reviewed by the auditors prior to filing. Such delays are primarily due to Registrant’s management’s dedication of such management's time to business matters. This has taken a significant amount of management's time away from the preparation of the Form 10-Q and delayed the preparation of the unaudited financial statements for the quarter ended July 31, 2018. The Registrant expects to file the Quarterly Report within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Rosenberg     (571)             426-0107

     (Name)      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

mCig, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 14, 2018

By:/s/ Paul Rosenberg

Paul Rosenberg

Chief Executive Officer

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